the
half
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september 2001



FOSCHINI

foschini limited

FOSCHINI

FOSCHINI LIMITED INTERIM REPORT TO SHAREHOLDERS

Registration Number 1937/009504/06
FOS.FOSP
ISIN–ZAE000031019
ZAE000031027

HIGHLIGHTS

- **Turnover up by 10,3%**
- **Trading income up by 34,6%**
- **Headline earnings per share up by 27%**
- **Interim dividend per share increased by 24%**
- **Sustained strong balance sheet**

CONSOLIDATED INCOME STATEMENT

	26 weeks ended			Year ended
	29.09.2001	30.09.2000		31.03.2001
	Unaudited	Unaudited	Change	Audited
	Rm	Rm	%	Rm
Turnover	**1505,8**	1365,0	10,3	2980,5
Trading income	**163,4**	121,4	34,6	190,9
Dividends received	**6,8**	4,8		11,8
Operating income	**170,2**	126,2	34,9	202,7
Finance charges	**28,4**	14,6		43,2
Net operating income	**141,8**	111,6		159,5
Goodwill written off *	**1,6**	1,6		3,1
Income before taxation	**140,2**	110,0		156,4
Taxation	**35,6**	30,1		40,4
Income after taxation	**104,6**	79,9		116,0
Minority interest	**3,4**	–		–
Retained earnings	**101,2**	79,9		116,0
Adjustment *	**1,6**	1,6		3,1
Headline earnings	**102,8**	81,5	26,1	119,1
Earnings per ordinary share (cents)	**43,1**	33,8	27,5	48,8
Headline earnings per ordinary share (cents)	**43,8**	34,5	27,0	50,1
Dividend per share (cents)	**15,5**	12,5	24,0	18,0
Dividend cover (times)	**2,7**	2,7		2,7

FOSCHINI   MARKHAMS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	26 weeks ended		Year ended
	29.09.2001	30.09.2000	31.03.2001
	Unaudited	Unaudited	Audited
	Rm	Rm	Rm
Equity at the beginning of the period	**1854,5**	1770,5	1770,5
Earnings for the period	**101,2**	79,9	116,0
Capitalisation awards	**–**	(0,2)	(8,3)
Distributions declared	**–**	(0,7)	8,1
Dividends paid	**(13,2)**	(14,1)	(31,8)
Shares purchased by subsidiary	**(74,3)**	–	–
Equity at the end of the period	**1868,2**	1835,4	1854,5

SUPPLEMENTARY INFORMATION

Ordinary shares in issue (millions)	**229,3**	238,5	240,5
Weighted average ordinary shares in issue (millions)	**234,8**	236,4	237,9
Tangible net asset value per ordinary share (cents)	**808,6**	762,4	764,5
Capital expenditure	**54,4**	53,7	128,3
Depreciation	**67,7**	64,7	131,9
Lease expenses	**145,6**	121,6	267,9

NOTES

1. The principal accounting policies, as set out in the group's annual report for the year ended 31 March 2001 have been consistently applied throughout the six months under review.
2. The accounting policy for dividends and related STC charges has been changed to accord with Generally Accepted Accounting Practice. These are now accounted for in the periods when declared, and the statement of changes in equity and relevant comparative figures have been restated accordingly.
3. Included in share capital are the 11,2 million shares which were repurchased by a subsidiary of the company. These have been eliminated on consolidation.

donna-claire

exact!

CONSOLIDATED BALANCE SHEET

	Sept. 2001 Unaudited Rm	Sept. 2000 Unaudited Rm	Mar. 2001 Audited Rm
ASSETS			
Non-current assets			
Fixed assets	**310,9**	316,4	329,1
Goodwill	**13,9**	17,0	15,5
Preference share investment	**150,0**	150,0	150,0
Loans	**94,9**	95,7	100,3
Loan debtors	**312,4**	185,8	262,5
Participation in export partnerships	**277,0**	305,2	289,8
	1159,1	1070,1	1147,2
Current assets			
Inventory	**561,8**	628,2	554,3
Accounts receivable	**1224,4**	1135,9	1201,7
Cash	**40,1**	24,8	25,3
	1826,3	1788,9	1781,3
Total assets	**2985,4**	2859,0	2928,5
EQUITY AND LIABILITIES			
Capital and reserves	**1868,2**	1835,4	1854,5
Minority interest	**3,9**	–	–
Non-current liabilities			
Interest bearing debt			
– operations	**56,9**	103,7	124,9
– loan debtors funding	**312,4**	185,8	262,5
Deferred taxation	**214,7**	298,1	229,0
	584,0	587,6	616,4
Current liabilities			
Interest bearing debt	**63,9**	20,8	55,5
Accounts payable	**408,5**	358,0	334,3
Taxation	**56,9**	57,2	67,8
	529,3	436,0	457,6
Total equity and liabilities	**2985,4**	2859,0	2928,5

3

CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2001 Unaudited Rm	Sept. 2000 Unaudited Rm	Mar. 2001 Audited Rm
Cash flows from operating activities			
Cash generated by operations	**236,2**	189,4	333,7
Decrease (increase) in working capital	**44,0**	(44,2)	(59,6)
Cash generated by operating activities	**280,2**	145,2	274,1
Decrease (increase) in loans	**5,9**	4,2	(0,6)
Finance charges	**(28,4)**	(14,6)	(43,2)
Taxation	**(60,8)**	(63,7)	(132,4)
Dividend	**(13,2)**	(14,8)	(31,8)
Net cash inflows from operating activities	**183,7**	56,3	66,1
Cash flows from investing activities			
Purchase of fixed assets	**(50,3)**	(44,6)	(128,3)
Proceeds of sale of fixed assets	**2,5**	2,3	5,4
Decrease in participation in export partnerships	**12,8**	22,2	37,6
Investment in RCS Personal Finance	**(49,9)**	(127,8)	(204,5)
Share buy back by subsidiary	**(74,3)**	–	–
Acquisition of subsidiary	**–**	(80,4)	(80,4)
Net cash outflows from investing activities	**(159,2)**	(228,3)	(370,2)
Net increase (decrease) in cash and cash equivalents during the period	**24,5**	(172,0)	(304,1)
Net borrowings, cash and cash equivalents at the beginning of the period	**(267,6)**	36,5	36,5
Net borrowings, cash and cash equivalents at the end of the period	**(243,1)**	(135,5)	(267,6)

RJL

@home THE HOMEWARE STORE

RETAIL CREDIT SOLUTIONS

TFG APPAREL SUPPLY COMPANY

4

COMMENT

RESULTS

In the 2001 Annual Report to shareholders issued at the end of June this year, the company indicated that because of the various strategies being implemented in each of the group's divisions, a meaningful recovery in earnings in the year was anticipated.

We are pleased to report that this recovery is well under way, and operating income for the first 6 months of this financial year has increased by 34,9% over the prior year, on a sales increase of 10,3 %. Headline earnings per share increased by 27 % to 43,8 cents per share.

DIVISIONS

Although trading conditions remain difficult, the group as a whole has traded above budget for the first half of this year and all trading divisions have performed to expectations in the current trading environment.

Turnover growths in the various divisions were as follows:

Foschini Stores:	3,0%
Markhams:	11,2%
Exact!:	20,7%
Sports Division:	30,7%
Jewellery Division:	7,2%
Total:	**10,3%**

The restructuring of the Foschini chain is progressing, and whilst trading in the current period has improved, the expectation is that this improvement will continue season by season. Eighty of the Foschini outlets have been converted to the Fashion Express value chain thus far, and it is envisaged that, after the restructuring, there will be 200 Foschini stores, 120 Fashion Express and 40 Donna-Claire stores.

Markhams, with its improved merchandise assortment, continues to trade ahead of budget.

Exact!'s performance was pleasing, indicating an acceptance of its products by both existing and new customers. This division continues with its relocation strategy into shopping centres.

The jewellery division, which comprises 16% of the group's turnover, continues to grow its market share, with sales having increased by a pleasing 7,2%, notwithstanding that the jewellery market in which it operates had negative growth for the period.

The sports division has been successfully turned around and has contributed positively to the profits for this period.

Our financial services division, RCS, consisting of personal loans to customers as well as private label cards to other retailers, performed particularly well and for the first time has contributed to the profits of the group.

Our newly launched homewares division, @home, which has already opened 5 stores during this period has traded well above expectations, and a further 3 stores will be opened before the Christmas trading period. Because of the positive reaction from the market place, this division will be rolled out to approximately 40 stores countrywide over a period of time and will become a good contributor to future growth.

SHARE BUY BACK

The group's share buy back programme commenced at the end of May and 11,2 million shares amounting to 4,7% of the company's issued share capital have been repurchased at an average cost per share of R6,62. These shares will be held by the group as treasury stock.

PROSPECTS

The disastrous events in America on 11 September have adversely affected consumer confidence worldwide and left the future uncertain. Our group, however, traded satisfactorily during September and October.

The second half of the year is always very dependent on the level of Christmas trading. However, the group's recovery in the second half should exceed the 27% headline earnings per share growth achieved in the first half.

PREFERENCE DIVIDEND INCLUDING NOTIFICATION OF RECORD DATE

Dividend no. 130 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2002 has been declared, payable on 2 April 2002 to holders of 6,5% preference shares registered in the books of the company at the close of business on Thursday, 28 March 2002.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Wednesday, 20 March 2002. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 22 March 2002 and the record date, as indicated, will be Thursday, 28 March 2002.

Preference shareholders should take note that share certificates may not be dematerialised during the period Thursday, 14 March 2002 to Thursday, 28 March 2002, both dates inclusive.

INTERIM ORDINARY DIVIDEND, INCLUDING NOTIFICATION OF RECORD DATE

The directors have declared an interim ordinary dividend of 15,5 cents per ordinary share payable on 7 January 2002 to ordinary shareholders registered in the books of the company at the close of business on Friday, 4 January 2002.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 27 December 2001. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Friday, 28 December 2001 and the record date, as indicated, will be Friday, 4 January 2002.

Ordinary shareholders should take note that share certificates may not be dematerialised during the period Wednesday, 19 December 2001 to Friday, 4 January 2002, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder per transaction will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

STRATE

As fully explained in a letter to shareholders last month, Foschini Ltd's share capital will transfer to the STRATE environment on 12 November 2001. Trading for electronic settlement will commence on 3 December 2001 with electronic settlement taking place from 10 December 2001. Existing share certificates will no longer be good for delivery for transactions entered into on or after 3 December 2001.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman   D M Polak, Managing Director

5 November 2001

DIRECTORS

E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, S E Abrahams*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*Non-Executive)

REGISTERED OFFICE

12th Floor, Shell House, 9 Riebeeck Street, Cape Town, 8001

TRANSFER SECRETARIES

Mercantile Registrars Ltd, 10th Floor, 11 Diagonal Street, Johannesburg, 2001.

LEAD SPONSOR

UBS Warburg Securities (South Africa) (Pty) Ltd, a financial services group of UBS AG (member of the JSE Securities Exchange South Africa) (Registration Number 1996/011140/07).

CO-SPONSOR

Merrill Lynch South Africa (Pty) Ltd, (Member of the JSE Securities Exchange South Africa) (Registration Number 1995/001805/07).

Visit our website at http://www.foschinigroup.com